SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Teledyne Technologies Incorporated 401(k) Plan
December 31, 2014 and 2013
and Year Ended December 31, 2014
With Reports of Independent Auditors

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013, and Year Ended December 31, 2014

Contents

Reports of Independent Auditors	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule	15
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	16
Signatures	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee of
Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Teledyne Technologies Incorporated

We have audited the accompanying statement of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan at December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
June 26, 2014

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
	(In thousands)
Assets
Investments, at fair value	$723,107	$681,346
Notes receivable from participants	13,673	13,405
Other receivables	—	3
Total assets	736,780	694,754
Liabilities
Other liabilities	105	179
Total liabilities	105	179
Net assets reflecting investments at fair value	736,675	694,575
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(282)	(277)
Net assets available for benefits	$736,393	$694,298
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2014

Additions (deductions):
Contributions:
Employee	$38,296
Employer, net of forfeitures	9,549
Rollover	3,527

Total contributions	51,372

Investment income:
Interest and dividend income	42,765
Net appreciation in fair value of investments	4,860

Net investment income	47,625

Interest income from notes receivable from participants	440
Other income	263
Distributions to participants	(57,479)
Other expense	(126)

Net increase	42,095
Net assets available for benefits:
Beginning of year	694,298

End of year	$736,393
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2014

1. Description of the Plan

General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on June 30, 2010. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011, shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages following 90 days of service unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. Generally, the Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010 or $400 on or after February 1, 2015, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will receive a Company match of 50% of the first 8% of qualifying employee contributions.
Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In March 2014, a subsidiary of Teledyne, Teledyne Instruments, Inc., acquired Photon Machines, Inc. (PMI). PMI employees will continue to participate in their SIMPLE IRA until December 31, 2014. Effective January 1, 2015, PMI employees were eligible to participate in the Plan. During October, 2014, Teledyne subsidiary, Teledyne RD Instruments, Inc., acquired the assets of The Oceanscience Group Ltd. Oceanscience employees were eligible to participate in the Plan effective October 23, 2014. In November 2014, a subsidiary of Teledyne, Teledyne Instruments, Inc., merged with Bolt Technology Corporation (Bolt). Employees of Bolt were eligible for the Plan effective November 18, 2014, and were permitted to rollover their eligible account balances from Bolt's 401(k) plan, totaling $7.0 million, into the Plan ($0.5 million was rolled over during 2014 and $6.5 million was rolled over during 2015).
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.
 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent. ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. The Plan is currently evaluating the impact of ASU 2015-07 on the financial statements.
In November 2014, FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. ASU 2014-16 clarifies how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. It is effective for annual reporting periods beginning after December 15, 2015.  The Plan is currently evaluating the impact of ASU 2014-06 on the financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value.
In accordance with U.S. generally accepted accounting principles (U.S. GAAP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the net asset value determined by Fidelity Management Trust Company (Fidelity), the trustee of the Plan, and is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year-end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
The investment objective of the Fidelity Growth Company Commingled Pool (Portfolio) is to provide capital appreciation over a market cycle relative to the Russell Growth® Index or other suitable growth index, through the active management of equities across a broad growth segment of the equity markets. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined net asset value per unit normally each day.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Non-Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Fidelity Lifecycle Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: These funds include money market funds, the Fidelity Growth Company Commingled Pool (Portfolio) and the Fidelity MIP. These funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the Plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
In accordance with U.S. GAAP, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2014 and 2013, respectively (in thousands):

	2014
2014	Level 1	Level 2	Level 3	Total

Description of investment
Mutual funds:
Blended	$175,753	$—	$—	$175,753
Bonds	82,681	—	—	82,681
Domestic equity	281,725	—	—	281,725
International equity	33,174	—	—	33,174
Brokerage link	19,605	—	—	19,605
Common collective trusts	—	84,873	—	84,873
Teledyne Technologies Incorporated Common Stock Fund	45,296	—	—	45,296
	$638,234	$84,873	$—	$723,107

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

	2013
2013	Level 1	Level 2	Level 3	Total

Description of investment
Mutual funds:
Blended	$160,282	$—	$—	$160,282
Bonds	84,177	—	—	84,177
Domestic equity	325,620	—	—	325,620
International equity	34,647	—	—	34,647
Brokerage link	15,498	—	—	15,498
Common collective trusts	—	18,356	—	18,356
Teledyne Technologies Incorporated Common Stock Fund	42,766	—	—	42,766
	$662,990	$18,356	$—	$681,346

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity, the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Plan does not guarantee any rates of return or investment results.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 (in thousands):

	2014	2013
Fidelity Fund K	$70,196	$66,262
Fidelity Growth Company Fund K	*	61,145
Fidelity Growth Company Pool	65,595	*
Fidelity Freedom K 2020 Fund	50,848	48,885
Fidelity Freedom K 2030 Fund	37,543	35,250
Fidelity Institutional Money Market Portfolio	47,709	50,680
Teledyne Technologies Incorporated Common Stock Fund	42,296	42,766
Mid-Cap Stock Fund K	*	34,924

*	Investment balance represents less than 5% of the Plan’s net assets.

During 2014, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated/(depreciated) in fair value as follows (in thousands):

Mutual funds	$(49)
Common stock	4,872
Brokerage link (primarily common stock)	37

$4,860

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

5. Parties-in-Interest

During 2014, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. Trustee and investment fees paid by the Plan during 2014 was $125,683.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 409,681 and 432,929 of Teledyne Technologies Incorporated common stock at December 31, 2014 and 2013, respectively.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$736,393	$694,298
Add: liability for refund of excess contributions not accrued on Form 5500	105	179
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts	282	277
Net assets available for benefits per the Form 5500	$736,780	$694,754

The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2014 (in thousands):

Net increase per the financial statements	$42,095
Less: liability for refund of excess contributions not accrued on the Form 5500	(74)
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts	5
Net income per the Form 5500	$42,026

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event
In April 2015, Teledyne subsidiary, DALSA, Inc., acquired the remaining 49% interest in Alia Corporation (“Alia”) such that Teledyne achieved 100% ownership of the Alia including its subsidiary, Optech, Inc. Former employees of Optech, Inc. who became participants were permitted to elect rollover of their eligible Optech 401(k) Plan balances into the Plan.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity*	Fidelity Fund K	$70,196
Fidelity*	Growth Company Pool	65,595
Fidelity*	Value Fund K	30,462
Fidelity*	Capital Appreciation Fund K	24,573
Fidelity*	Diversified International Fund K	33,174
Fidelity*	Mid-Cap Stock Fund K	36,116
Fidelity*	Large Cap Stock Fund	22,035
Fidelity*	Freedom K Income Fund	4,316
Fidelity*	Freedom K 2005 Fund	1,182
Fidelity*	Freedom K 2010 Fund	9,790
Fidelity*	Freedom K 2015 Fund	13,195
Fidelity*	Freedom K 2020 Fund	50,848
Fidelity*	Freedom K 2025 Fund	24,906
Fidelity*	Freedom K 2030 Fund	37,543
Fidelity*	Freedom K 2035 Fund	12,044
Fidelity*	Freedom K 2040 Fund	11,060
Fidelity*	Freedom K 2045 Fund	4,997
Fidelity*	Freedom K 2050 Fund	4,478
Fidelity*	Freedom K 2055 Fund	1,394
Fidelity*	Institutional Money Market Portfolio	47,709
Fidelity*	Brokerage Link	19,605
Fidelity*	Managed Income Portfolio	19,278
Morgan Stanley Institutional	Small Company Growth I	11,532
Wells Fargo Advantage	Small Cap Value R6	18,324
Wells Fargo Advantage	Emerging Markets Equity R6	1,021
Van Kampen	Growth & Income R6	16,901
Spartan*	U.S. Equity Index	25,394
Spartan*	Extended Market Index	7,537
Spartan*	U.S. Bond Index Fund	34,972
PIMCO	Total Return Inst	15,039
Perkins	Mid-Cap Value N	2,595
Teledyne Technologies Incorporated*	Common stock, 409,681 shares	45,296
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	13,673

		$736,780

* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2015.

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee